SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

April 3, 2009

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

1. Material Event regarding the summoning of an Extraordinary Shareholders' Meeting for April 23, 2009

Item 1.

Material Events of Compañía de Telecomunicaciones de Chile S.A.

At the meeting held on March 31, 2009, the Board of Executive Officers of Compañía de Telecomunicaciones de Chile S.A. agreed to summon an Extraordinary Shareholders’ Meeting, as provided for in Articles 8, 10, 57 and 67 of “Ley de Sociedades Anónimas” (Corporation Law) and Articles 33 and 34 of the Company’s Bylaws, for Thursday, April 23, 2009, after the Annual Shareholders’ Meeting scheduled for 12:30 am, in the Meeting Room on the 31st floor of the Company’s building, at Avda. Providencia N° 111, Santiago, to submit the following agenda for consideration and resolution of the shareholders:

1. Amend article one of the Bylaws to change its corporate name from Compañía de Telecomunicaciones de Chile S.A. to TELEFÓNICA CHILE S.A. and change its trade name.

2. Decrease the Capital Stock for an approximate and estimated amount of $327,765,000,000.- due to the capitalization of the accumulated losses reserve account recognized during the IFRS adoption process. The duly audited final amount will be reported to the Meeting.

3. Amend article five of the Bylaws regarding capital stock and include the consequent adjustments, corrections and amendments thereto; and

4. Take all the other measures required to implement the aforementioned changes and amendments to the Bylaws.

Reported to the Chilean Securities and Exchange Commission on April 1, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2009

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are ba sed on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in su ch assumptions or factors could cause actual results to differ materially from current expectations.